FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from May 1, 2017 to May 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 14, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from May 1, 2017 to May 31, 2017 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on June 14, 2017]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

			as of May 31, 2017

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 27, 2017) (Period of repurchase: from May 17, 2017 to March 30, 2018)	100,000,000		80,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month	0		0

Progress of share repurchase (%)	0.0		0.0

2.	Status of disposition

as of May 31, 2017

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)
	May 1	3,380,700	3,380,700
	May 2	918,200	918,200
	May 8	873,600	4,657,600
	May 9	660,700	660,700
	May 10	1,347,000	3,064,000
	May 11	619,400	4,876,400
	May 12	610,100	4,114,100
	May 15	229,500	1,769,500
	May 16	361,700	2,078,700
	May 17	395,600	395,600
	May 18	78,600	78,600
	May 19	93,400	2,106,400
	May 22	38,500	2,769,500
	May 23	100,000	100,000
	May 24	53,000	526,000
	May 25	10,700	307,700
	May 26	77,300	77,300
	May 29	63,400	2,550,400
	May 30	253,700	3,511,700
	May 31	67,400	1,609,400

Subtotal	—	10,232,500	39,552,500

Total	—	10,232,500	39,552,500

3.	Status of shares held in treasury

as of May 31, 2017

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	277,433,709